Exhibit 99.1

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Kinross Gold Corporation (“Kinross”)
25 York Street, 17th Floor
Toronto, Ontario
M5J 2V5

2.	Date of Material Change

August 2, 2010

3.	News Release

A news release with respect to the material change referred to in this material change report was issued by Kinross on August 2, 2010 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval.

4.	Summary of Material Change

On August 2, 2010, Kinross and Red Back Mining Inc. (“Red Back”) announced the entering into of an arrangement agreement (the “Arrangement Agreement”), pursuant to which Kinross will acquire all of the issued and outstanding common shares of Red Back that it does not already own, for consideration consisting of 1.778 Kinross common shares and 0.11 of a Kinross common share purchase warrant for each Red Back common share (the “Transaction”).  The boards of directors of each of Kinross and Red Back have unanimously approved the Transaction. The total value of the Transaction is approximately US$7.1 billion, on a fully-diluted basis.

5.	Full Description of Material Change

On August 2, 2010, Kinross and Red Back entered into the Arrangement Agreement setting out, among other things, the terms under which the Transaction will be undertaken. Under the Transaction, each common share of Red Back not already owned by Kinross will be exchanged for 1.778 Kinross common shares and 0.110 of a Kinross common share purchase warrant.  The Kinross common share purchase warrants may not be exercised by any holder during the initial 40-day period following their date of issuance, and thereafter may not be exercised by any holder who is in the United States or who is a U.S. person.

Pursuant to the Transaction, Kinross expects to issue approximately 425 million common shares, on a fully-diluted basis, and approximately 26 million Kinross common share purchase warrants.  Following the completion of the Transaction, the current Kinross shareholders are expected to hold approximately 63% of the combined company, while current shareholders of Red Back are expected to hold approximately 37%.

The Transaction will be carried out by way of a court-approved plan of arrangement and will require the approval of at least 66 2/3% of the votes cast by the shareholders of Red Back at a special meeting of Red Back shareholders to take place on September 15, 2010. It is expected that the Transaction will be exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, pursuant to the court approval exemption afforded by section 3(a)(10) under that Act. The Transaction is also subject to obtaining the approval of a simple majority (50% plus one vote) of the votes cast by the shareholders of Kinross at a special meeting of Kinross shareholders expected to take place on the same date as the Red Back meeting.  In addition to shareholder and court approvals, the Transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

The Transaction has been unanimously approved by the boards of directors of each of Kinross and Red Back. The boards of directors of each of Kinross and Red Back are expected to provide written recommendations that holders of Kinross common shares and Red Back common shares vote in favour of the Transaction in the information circulars to be mailed in connection with their respective special meetings of shareholders.

Each of Kinross’ financial advisors, BMO Capital Markets, GMP Securities L.P., and N M Rothschild & Sons have provided an opinion to the Kinross board of directors that the consideration to be paid by Kinross under the Transaction is fair, from a financial point of view, to Kinross. In addition, a fairness opinion was provided to Kinross by Morgan Stanley Canada Limited, who are not receiving a fee contingent upon the successful completion of the Transaction. The financial advisor for Red Back, Scotia Capital Inc., has provided an opinion to the Red Back board of directors that the consideration to be received by the Red Back shareholders under the Transaction is fair, from a financial point of view, to the Red Back shareholders, other than Kinross. In addition, CIBC World Markets Inc. provided a fairness opinion to a special committee of independent directors of Red Back. Kinross’ legal counsel is Osler, Hoskin & Harcourt LLP and Red Back’s legal counsel is Blake, Cassels & Graydon LLP. BMO Capital Markets acted as Senior Financial Advisor to Kinross.

Each of the directors and senior officers of Red Back, and certain shareholders of Red Back representing approximately 3.7% of the issued and outstanding Red Back common shares, have entered into, or are expected to enter into, voting agreements with Kinross and have agreed, or are expected to agree, to vote in favour of the Transaction at the special meeting of Red Back shareholders to be held to consider the Transaction. Kinross, which currently holds 9.3% of the issued and outstanding Red Back common shares, will also vote in favour of the Transaction.

The Arrangement Agreement provides that the boards of directors of each of Kinross and Red Back may, under certain circumstances, terminate the Arrangement Agreement in favour of an unsolicited superior proposal, subject to payment of a termination payment of Cdn.$250 million to Red Back, in the case of a Kinross termination, and Cdn.$217 million to Kinross, in the case of a Red Back termination, and subject to a right by each party to match the superior proposal in question.

Further information regarding the Transaction will be contained in an information circular that each of Kinross and Red Back will prepare, file and mail in due course to their respective shareholders in connection with the special meetings of each of the Kinross and Red Back shareholders to be held to consider the Transaction.  All shareholders are urged to read the information circulars once they become available as they will contain additional important information concerning the Transaction.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts in this report remain confidential, and no information has been omitted from this report.

8.	Executive Officer

For further information, please contact Shelley M. Riley, Vice President, Administration and Corporate Secretary, at (416) 365-5198.

9.	Date of Report

August 12, 2010